UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(AMENDMENT NO. 2)*

Alliance Imaging, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
08606103
(CUSIP Number)
Todd Molz Managing Director and General Counsel Oaktree Capital Management, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071 (213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 16, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08606103

1.	NAMES OF REPORTING PERSONS: OCM Principal Opportunities Fund IV, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [__]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 24,829,005
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 24,829,005
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,829,005
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.4%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 08606103

1.	NAMES OF REPORTING PERSONS: Oaktree Capital Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [__]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 24,829,005
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 24,829,005
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,829,005
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.4%
14.	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 08606103

1.	NAMES OF REPORTING PERSONS: OCM Principal Opportunities Fund IV GP, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [__]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 24,829,005
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 24,829,005
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,829,005
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.4%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 08606103

1.	NAMES OF REPORTING PERSONS: OCM Principal Opportunities Fund IV GP Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [__]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 24,829,005
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 24,829,005
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,829,005
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.4%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 08606103

1.	NAMES OF REPORTING PERSONS: MTS Health Investors II, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [__]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 24,829,005
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 24,829,005
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,829,005
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.4%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 08606103

1.	NAMES OF REPORTING PERSONS: MTS Health Investors II GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [__]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 24,829,005
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 24,829,005
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,829,005
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.4%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 08606103

1.	NAMES OF REPORTING PERSONS: MTS Health Investors II GP Holdings, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [__]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 24,829,005
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 24,829,005
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,829,005
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.4%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 08606103

1.	NAMES OF REPORTING PERSONS: Alliance-Oaktree Co-Investors, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [__]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 24,829,005
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 24,829,005
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,829,005
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.4%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 08606103

1.	NAMES OF REPORTING PERSONS: Alliance-MTS Co-Investors I, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [__]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 24,829,005
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 24,829,005
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,829,005
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.4%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 08606103

1.	NAMES OF REPORTING PERSONS: Alliance-MTS Co-Investors II, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [__]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 24,829,005
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 24,829,005
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,829,005
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.4%
14.	TYPE OF REPORTING PERSON OO

This Amendment No. 2 (“Amendment”) amends and supplements the statement on Schedule 13D, dated March 23, 2007 (as amended and supplemented, the “Statement”) previously filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2007 by OCM Principal Opportunities Fund IV, L.P., OCM Principal Opportunities Fund IV GP, L.P., OCM Principal Opportunities Fund IV GP Ltd., Oaktree Capital Management, LLC, MTS Health Investors II, L.P., MTS Health Investors II GP, L.P, MTS Health Investors Holdings GP Holdings, LLC (the “Original Reporting Persons”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Statement.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

The Statement relates to the common stock, par value $0.01 per share (“Common Stock”), of Alliance Imaging, Inc., a Delaware corporation (“Issuer”). Issuer’s principal executive offices are located at 1900 South State College Boulevard, Suite 600, Anaheim, California 92806.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

This Amendment is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”):

(i)	OCM Principal Opportunities Fund IV, L.P., a Cayman Islands exempted limited partnership (“OCM Fund”);
(ii)

Oaktree Capital Management, LLC, a California limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended (“Oaktree”), in its capacity as the investment manager of OCM Fund and the director of OCM Principal Opportunities Fund IV GP Ltd.;

(iii)	OCM Principal Opportunities Fund IV GP, L.P., a Cayman Islands exempted limited partnership (“OCM Fund GP”), in its capacity as the general partner of OCM Fund;
(iv)

OCM Principal Opportunities Fund IV GP Ltd., a Cayman Islands exempted company (“OCM Fund GP Ltd.”, and together with OCM Fund, Oaktree and OCM Fund GP, the “Oaktree Reporting Entities”) in its capacity as the general partner of OCM Fund GP;

(v)	MTS Health Investors II, L.P., a Delaware limited partnership (“MTS”);
(vi)	MTS Health Investors II GP, LLC, a Delaware limited liability company (“MTS GP”), in its capacity as general partner of MTS;

(vii)

MTS Health Investors II GP Holdings, LLC, a Delaware limited liability company (“MTS Holdings” and, together with MTS and MTS GP, the “MTS Reporting Entities”), in its capacity as the Class A Member of MTS GP;

(viii)	Alliance-Oaktree Co-Investors, LLC, a Delaware limited liability company (“OCM LLC”, and together with the OCM Fund, the “OCM Investors”);
(ix)	Alliance-MTS Co-Investors I, LLC, a Delaware limited liability company (“MTS I LLC”); and
(x)	Alliance-MTS Co-Investors II, LLC, a Delaware limited liability company (“MTS II LLC”).

The foregoing entities are hereinafter referred to collectively as the “Reporting Persons”. OCM Fund and MTS are hereinafter referred to each as an “Investor”, and collectively as the “Investors”. OCM LLC, MTS I LLC, and MTS II LLC are hereinafter referred to each as a “Co-Investor”, collectively as the “Co-Investors”. The Reporting Persons are making this joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Amendment as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person.

(a) – (c)

Oaktree Reporting Entities

OCM Fund is principally engaged in the business of investing in securities and obligations of entities over which there is a potential for the OCM Fund to exercise significant influence.

Oaktree is principally engaged in the business of providing investment advice and management services to institutional and individual investors. Oaktree serves as the investment manager of OCM Fund and the director of OCM Fund GP Ltd.

OCM Fund GP is principally engaged in the business of serving as the general partner of OCM Fund.

OCM Fund GP Ltd. is principally engaged in the business of serving as the general partner of OCM Fund GP.

The address of the principal place of business and principal office of the Oaktree Reporting Entities and of the members and executive officers of Oaktree listed below, is c/o Oaktree Capital Management, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Executive Officers & Certain Members of Oaktree

Howard S. Marks	Chairman and Principal
Bruce A. Karsh	President and Principal
David Kirchheimer	Principal and Chief Financial and Administrative Officer
Sheldon M. Stone	Principal
David Richard Masson	Principal
Larry W. Keele	Principal
Stephen A. Kaplan	Principal
Kevin L. Clayton	Principal
John B. Frank	Managing Principal

Portfolio Managers of OCM Fund

Ronald N. Beck	Managing Director
Stephen A. Kaplan	Principal

MTS Reporting Entities

MTS is principally engaged in the business of serving as a private investment limited partnership investing primarily in the healthcare industry. The principal business of MTS GP is serving as general partner to MTS and other private investment funds.

The address of the principal place of business and principal office of MTS, and of the members and executive officers of MTS listed below is 623 Fifth Avenue, 15th Floor, New York, New York 10022.

Partners of MTS

Curtis Lane	Senior Managing Director
William J. Kane	Senior Managing Director
Oliver T. Moses	Managing Director
Kenton L. Rosenberry	Managing Director

The Co-Investors

The Co-Investors are principally engaged in the business of making investments in the Common Stock of the Issuer and any actions that are necessary or appropriate in connection with such investment.

Each Co-Investor is managed by a managing member. The managing member of OCM LLC, a Delaware limited liability company, is OCM Fund GP. As indicated above, the address of the principal place of business and principal office of the Oaktree Reporting Entities and of the members and executive officers of Oaktree listed above, is c/o Oaktree Capital Management, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

The managing member of MTS I LLC and MTS II LLC, both Delaware limited liability companies, is MTS GP. As indicated above, the address of the principal place of business and principal office of MTS, and of the members and executive officers of MTS listed below is 623 Fifth Avenue, 15th Floor, New York, New York 10022.

(d)-(e)

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

During the last five years, neither the Reporting Persons, nor, to the best of their knowledge, any of their respective executive officers, directors, general partners, members or portfolio managers (as applicable), (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

All individuals listed above are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

On March 16, 2007, the Investors entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Viewer Holdings LLC (“Viewer”). Pursuant to the Purchase Agreement and subject to certain conditions described in the Purchase Agreement, Viewer agreed to sell to the Investors (or their permitted assignees) an aggregate of 24,501,505 shares of Common Stock held by Viewer (the “Shares”) at a price of $6.25 per share in cash for an aggregate purchase price of $153,134,406.25 (the “Purchase Price”). The Oaktree Reporting Persons beneficially owned 327,500 shares of Common Stock prior to entering into the Purchase Agreement.

On April 16, 2007, MTS and OCM Fund assigned to the Co-Investors (the “Assignments”), in accordance with the Purchase Agreement, their rights to purchase a portion of the Shares as follows: (1) MTS assigned to OCM LLC the right to purchase 1,120,000 shares; (2) MTS assigned to MTS I LLC the right to purchase 320,000 shares; (3) MTS assigned to MTS II LLC the right to purchase 160,000 shares; and (4) OCM Fund assigned to OCM LLC the right to purchase 160 shares.

On April 16, 2007, pursuant to the terms and subject to the conditions contained in the Purchase Agreement, the Investors and the Co-Investors consummated the purchase of the Shares. The Purchase Price was funded through working capital. As a result of the Assignments, MTS purchased 1,600,000 shares and OCM Fund purchased 21,301,345 shares.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The information contained in Item 3 above is hereby incorporated by reference and was previously as exhibits to the 13(d)(a) filed March 26, 2007. In connection with the Purchase Agreement, the Investors had previously entered into a Governance and Standstill Agreement (the “Standstill Agreement”) with the Issuer, which is described below. On April 16, 2007, the Investors and the Co-Investors entered into a Stockholders’ Agreement to govern the management and voting of their combined shares and the exercise of their rights under the Standstill Agreement, which is also described below. The Investors and Co-Investors continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by the Investors and Co-Investors or by other accounts or funds associated with the Investors and Co-Investors or whether the Investors or Co-Investors or any such other accounts or funds will dispose of shares of the Issuer’s Common Stock. At any time, subject to the Standstill Agreement, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by the Investors or Co-Investors may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Except as otherwise disclosed herein, neither the Investors nor the Co-Investors currently have any agreements beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4 (a)-(j) of Schedule 13D; however, as part of their ongoing evaluation of this investment and investment alternatives, the Investors may consider such matter and, subject to applicable law, may formulate a plan with respect to such matters, and from time to time, the Investors may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Purchase Agreement

Pursuant to the Purchase Agreement, Viewer agreed to sell the Shares to the Investors (or their permitted assignees). Subject to the satisfaction or waiver of certain terms and conditions under the Purchase Agreement, the Investors would purchase in the aggregate approximately 49.7% of the issued and outstanding shares of Common Stock as of March 16, 2007. The Investors and Co-Investors completed this purchase on April 16, 2007.

Further, Viewer agreed to assign to the Investors substantially all of its rights and interest under the Registration Rights Agreement, dated November 9, 1999, among the Issuer, Viewer, Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P. and Apollo (U.K.) Partners III, L.P. (the “Registration Rights Agreement”).

The obligations of Viewer and the Investors to consummate the transactions contemplated by the Purchase Agreement were subject to certain conditions, including receipt of any necessary governmental approvals or consents, receipt of all necessary waivers and consents under the Issuer’s Credit Agreement and the termination of the certain letter agreement, dated November 2, 1999, between the Issuer and Kohlberg Kravis Roberts & Co., L.P. relating to management, consulting and financial services, and other customary closing conditions.

Governance and Standstill Agreement

In connection with the Purchase Agreement, the Issuer and the Investors entered into the Standstill Agreement. Pursuant to the Standstill Agreement, the parties agreed that, until the third anniversary of the Investors’ acquisition of Viewer’s Shares (the “Standstill Period”), the Board of Directors shall be fixed at seven (7) members, which number shall not be modified except pursuant to an affirmative vote of 66 2/3% of the directors then in office and otherwise in accordance with the Issuer’s Certificate of Incorporation and Bylaws. Furthermore, the parties agreed that, so long as the Investors beneficially own an aggregate of at least 35% of the total number of shares of outstanding Common Stock, the Investors will have the right to designate three (3) nominees to the Board of Directors (each, a “Designee,” and collectively, the “Designees”). Each Designee shall be nominated to serve in a different class of the Board of Directors and if any Designee on the Board of Directors shall cease to serve as a director for any reason (other than the failure of the stockholders of the Company to elect such person as director), the resulting vacancy shall be filled by another Designee, subject to reasonable prior approval of the Nominating/Corporate Governance Committee of the Board of Directors of the Issuer. Stephen Kaplan, Michael P. Harmon and Curtis S. Lane shall be the initial Designees for election to the Board of Directors. In the event that the Investors reduce their holdings below certain thresholds, their right to designate nominees will be reduced as follows. In the event that the Investors beneficially own less than 35% but at least 25% of the total number of outstanding Common Stock, the Investors shall have the right to nominate two (2) Designees, a Class II Director and a Class III Director. In that case, the number of Designees on committees of the Board of Directors, as described below, shall be reduced by one. In the event that the Investors beneficially own less than 25% but at least 15% of the total number of outstanding Common Stock, the Investors shall have the right to nominate one (1) Designee, a Class III Director. In that case, the Designee shall not be entitled to sit on any of the committees of the Board of Directors. In the event that the Investors beneficially own less than 15% of the total number of outstanding Common Stock, the Investors shall have no contractual right to nominate any directors, other than the Investors’ rights as stockholders.

The Investors and the Issuer further agreed to disband the Executive Committee of the Board of Directors and, for the duration of the Standstill Period, to maintain committees of the Board of Directors as follows: a) no Designee shall be a member of the Audit Committee; b) two Designees shall be members of the Compensation Committee, which will consist of four members in total; c) two Designees, neither of which shall be chairperson, shall be members of the Nominating/Corporate Governance Committee, which will consist of four members in total; and d) a Finance Committee, which will consist of three members, will be created with one Designee as a member.

Pursuant to the Standstill Agreement, the Investors agreed that, for the Standstill Period, none of the Investors will, directly or indirectly, nor will any of them authorize or direct any of its representatives to (and will take appropriate action against such representatives to discourage), acquire, or cause to be acquired, beneficial ownership of additional shares of Common Stock that would cause the Investors’ aggregate beneficial ownership of Common Stock to exceed the 49.9% of the total number of shares, without the prior written consent of a majority of the Directors who are not Designees or employees of Issuer, in their sole and absolute discretion.

Stockholders Agreement

On April 16, 2007, the Investors and Co-Investors entered into a Stockholders Agreement (the “Stockholders Agreement”) to govern the management and voting of their combined shares and the exercise of their rights under the Standstill Agreement.

Pursuant to the Stockholders Agreement, before transferring their shares, MTS, MTS I LLC and MTS II LLC (the “MTS Investors”) must give OCM Fund the opportunity to make an offer for the shares the MTS Investors intend to sell. In addition, the MTS Investors have also agreed that in the event that the OCM Investors decide to transfer a majority of the aggregate shares held by the OCM Investors, the OCM Investors may elect to have the MTS Investors sell a pro rata portion of their shares, provided that such sale is to be on the same terms and conditions as the proposed sale by the OCM Investors. In such event, the MTS Investors have agreed to cooperate by executing any documents required for such sale. The OCM Investors must provide five (5) business days notice prior to such sale.

The OCM Investors have agreed that in the event that they are selling a majority of the aggregate shares held by the OCM Investors, the MTS Investors shall have the right to include in such sale a pro rata portion of the shares being sold. Such sale is to be on the same terms and conditions as the proposed sale by the OCM Investors.

Pursuant to the Stockholders Agreement, the rights of the Investors under the Registration Rights Agreement, dated April 16, 2007, are allocated as follows. OCM Fund is entitled to have the Issuer pay the Registration Expenses of six (6) registrations of the Issuer’s securities at OCM Fund’s request and MTS is entitled to have the Issuer pay the registration expenses associated with one (1) registration of the Issuers securities at MTS’s request. The other Investor and the Co-Investors may elect to participate in the registration to the same extent and upon the same terms granted to other parties to the Registration Rights Agreement participating by “Piggyback Registration” as such term is defined in the Registration Rights Agreement. Under the Registration Rights Agreement, the OCM Investors and the MTS Investors will each have unlimited rights to Piggyback Registration.

Pursuant to the Stockholders Agreement, each Investor and Co-Investor has agreed to vote all of its shares and any other voting securities of the Issuer over which such Reporting Person has voting control in favor of the designees of OCM Fund or MTS. Unless otherwise modified in accordance with this Agreement, so long as the Stockholders, collectively, hold in the aggregate greater than 35% of the outstanding Common Stock, Oaktree shall have the right to designate two (2) Designees (each right to designate a nominee is a “Designation Right” and, collectively, the “Designation Rights”), and MTS shall have one (1) Designation Right. If at any time MTS owns less than 3% of the shares owned by OCM Fund and its affiliates on the date of closing, any Designation Rights then held by MTS shall automatically terminate and shall instead inure to the benefit of Oaktree. Furthermore, if the number of shares of Common Stock owned by the Investors and Co-Investors collectively is reduced such that the Investors and Co-Investors hold in the aggregate less than 35% but more than 25% of the outstanding Common Stock, Oaktree shall have one (1) Designation Right. If the number of shares of Common Stock owned by the Investors and Co-Investors, collectively, is reduced such that the Investors and Co-Investors hold in the aggregate less than 25% but more than 15% of the outstanding Common Stock, Oaktree shall have zero (0) Designation Rights, provided that if at any time Oaktree’s Designation Rights would otherwise decrease to zero, if MTS has a Designation Right and Oaktree owns a greater number of shares of Common Stock than MTS, MTS’s Designation Right shall terminate and shall instead inure to the benefit of Oaktree.

Limited Liability Agreements of Co-Investors

The management of each Co-Investor is governed by a limited liability company agreement.

The Limited Liability Company Agreement of OCM LLC, dated April 16, 2007, is by and between OCM Fund GP and General Electric Credit Corporation of Tennessee, a Tennessee corporation. It provides that OCM Fund GP will be the managing member of OCM LLC, and as such, will have full, exclusive and complete discretion to manage and control the business and affairs of OCM LLC, to make all decisions affecting the business and affairs of the OCM LLC and to take all such actions as it deems necessary or appropriate to accomplish the purposes and direct the affairs of the Company, provided however that if OCM Fund sells any shares of the Issuer, the managing member must include a pro rata portion of the shares of OCM LLC in such sale. Distributions from OCM LLC will be made pro rata according to the percentage of capital each member contributed to OCM LLC.

The Limited Liability Company Agreement of MTS I LLC, dated April 16, 2007, is by and between MTS GP and Private Advisors Coinvestment Fund, LP, a Delaware limited partnership. It provides that MTS GP will be the managing member, and as such, will have full, exclusive and complete discretion to manage and control the business and affairs of the MTS I LLC, to make all decisions affecting the business and affairs of MTS I LLC and to take all such actions as it deems necessary or appropriate to accomplish the purposes and direct the affairs of MTS I LLC, provided however that if MTS sells any shares of the Issuer, the managing member must include a pro rata portion of the shares of MTS I LLC in such sale. Distributions from MTS I LLC will be made pro rata according to the percentage of capital each member contributed to MTS I LLC.

The Limited Liability Company Agreement of MTS II LLC, dated April 16, 2007, is by and between MTS GP, Brooke Private Equity Advisors Fund II D, L.P., a Delaware limited partnership, Brooke Private Equity Advisors Fund II, L.P., a Delaware limited partnership, and BPEA Life Sciences Fund I, Limited Partnership, a Delaware limited partnership. It provides that MTS GP will be the managing member, and as such, will have full, exclusive and complete discretion to manage and control the business and affairs of MTS II LLC, to make all decisions affecting the business and affairs of MTS II LLC and to take all such actions as it deems necessary or appropriate to accomplish the purposes and direct the affairs of MTS II LLC, provided however that if MTS sells any shares of the Issuer, the managing member must include a pro rata portion of the shares of MTS II LLC in such sale. Distributions from MTS II LLC will be made pro rata according to the percentage of capital each member contributed to MTS II LLC.

Changes to Board of Directors

Pursuant to the Purchase Agreement, the Standstill Agreement and the Stockholders’ Agreement, upon the closing of the Agreements on April 16, 2007, the resignations of James Momtazee, Kenneth Freeman and Michael Michelson became effective. OCM Fund and MTS nominees Stephen Kaplan, Mike Harmon, and Curtis Lane were appointed as Board members at a duly called meeting of the Board of Directors. Curtis Lane will serve as a Class I director and as a member of the Compensation Committee and Nominating and Governance Committee, Mike Harmon will serve as a Class II director and as a member of the Compensation Committee, the Nominating and Governance Committee and the Finance Committee, and Stephen Kaplan will serve as a Class III director. Pursuant to the Standstill Agreement, the Compensation Committee and Nominating and Corporate Governance Committee were restructured with new Charters, the Executive Committee was dissolved and a Finance Committee and the Nominating and Corporate Governance Committee were created.

The foregoing descriptions of the Purchase Agreement, the Standstill Agreement and the Stockholders Agreement are qualified in their entirety by reference to the full text of the agreements themselves. The Purchase Agreement, the Standstill Agreement and the Stockholders Agreement are filed as Exhibit 2, Exhibit 3 and Exhibit 4 to this Statement, respectively, and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)

As of April 16, 2007, the Investors and Co-Investors own 24,829,005 shares of Common Stock, constituting approximately 49.4% of the issued and outstanding Common Stock. The responses set forth in Items 1 through 3 are incorporated herein by reference. Oaktree, as investment manager of OCM Fund and the director of OCM Fund GP Ltd., OCM Fund GP, as the general partner of OCM Fund and managing member of OCM LLC, and OCM Fund GP Ltd., as the general partner of OCM Fund GP, each may be deemed to beneficially own the shares that would be held by OCM Fund and OCM LLC because they have discretionary authority and control over all of the assets of OCM Fund pursuant to the partnership agreement for OCM Fund and OCM LLC pursuant to the Limited Liability Company Agreement of OCM LLC, including the power to enter into the transactions contemplated by the Purchase Agreement.

MTS, MTS GP, as the general partner of MTS and managing member of MTS I LLC and MTS II LLC, and MTS Holdings, as Class A Member of MTS GP may be deemed to share beneficial ownership of the Shares because each has agreed to act together with OCM Fund for the purposes of acquiring the shares and therefore may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this Statement except to the extent of such person’s pecuniary interest in shares of Common Stock.

All ownership percentages of the securities reported in this Statement are based upon 50,215,662 shares of Common Stock outstanding as of April 16, 2007, as represented by the Issuer on April 16, 2007.

(c)

Other than the transaction described in Item 3, none of the Reporting Persons, and to the best of their respective knowledge, none of their respective executive officers, directors or general partners have effected any transaction involving the Issuer’s Common Stock during the last 60 days from the date hereof.

(d)

Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)

Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The responses set forth in Item 3 and Item 4 are incorporated herein by reference.

Except as described above and elsewhere in this Statement, as of the date hereof, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the Shares.

A copy of the Purchase Agreement, the Standstill Agreement and the Stockholders Agreement are filed hereto as Exhibit 2, Exhibit 3 and Exhibit 4, respectively.

Item 7.	Material to be Filed as Exhibits.

The following are filed herewith as Exhibits to this Statement:

Exhibit 1	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Exhibit 2

Stock Purchase Agreement, dated as of March 16, 2007, by and between OCM Principal Opportunities Fund IV, L.P., MTS Health Investors II, L.P. and Viewer Holdings, LLC. (incorporated by reference to Exhibit 2 to the Schedule 13D).

Exhibit 3

Governance and Standstill Agreement, dated March 16, 2007 by and among Alliance Imaging, Inc., OCM Principal Opportunities Fund IV, L.P., and MTS Health Investors II, L.P. (incorporated by reference to Exhibit 3 to the Schedule 13D).

Exhibit 4

Stockholder’s Agreement, dated April 16, 2007, by and among OCM Principal Opportunities Fund IV, L.P., MTS Health Investors II, L.P., Alliance-Oaktree Co-Investors, LLC, Alliance-MTS Co-Investors I, LLC, and Alliance-MTS Co-Investors II, LLC. (incorporated by reference to Exhibit 4 to the Schedule 13D/A filed on April 20, 2007).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2007

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.

By:	OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P., its General Partner
By:	OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD., its General Partner
By:	OAKTREE CAPITAL MANAGEMENT, LLC, the Director

By:    /s/ Stephen A. Kaplan

Name: Stephen A. Kaplan

Title: Principal

By:    /s/ Emily Alexander

Name: Emily Alexander

Title: Vice President, Legal

OCM PRINCIPAL OPPORTUNITIES FUND IV GP,

L.P.

By:	OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD., its General Partner
By:	OAKTREE CAPITAL MANAGEMENT, LLC, the Director

By: /s/ Stephen A. Kaplan

Name: Stephen A. Kaplan

Title: Principal

By:    /s/ Emily Alexander

Name: Emily Alexander

Title: Vice President, Legal

OCM PRINCIPAL OPPORTUNITIES FUND IV GP

LTD.

By:	OAKTREE CAPITAL MANAGEMENT, LLC, the Director

By:   /s/ Stephen A. Kaplan

Name: Stephen A. Kaplan

Title: Principal

By:    /s/ Emily Alexander

Name: Emily Alexander

Title: Vice President, Legal

OAKTREE CAPITAL MANAGEMENT, LLC

By:   /s/ Stephen A. Kaplan

Name: Stephen A. Kaplan

Title: Principal

By:    /s/ Emily Alexander

Name: Emily Alexander

Title: Vice President, Legal

MTS HEALTH INVESTORS II, L.P.

By:	MTS HEALTH INVESTORS II GP, LLC,

its General Partner

By:	MTS HEALTH INVESTORS II GP HOLDINGS, LLC, the Class A Member

By:	/s/ Curtis Lane

Name: Curtis S. Lane

Title: Senior Managing Director

MTS HEALTH INVESTORS II GP, LLC

By:	MTS HEALTH INVESTORS II GP HOLDINGS, LLC, the Class A Member

By:   /s/ Curtis Lane

Name: Curtis S. Lane

Title: Senior Managing Director

MTS HEALTH INVESTORS II GP HOLDINGS, LLC

By:    /s/ Curtis Lane

Name: Curtis S. Lane

Title: Senior Managing Director

ALLIANCE-OAKTREE CO- INVESTORS, LLC

By:	OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P., its Managing Member
By:	OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD., its General Partner
By:	OAKTREE CAPITAL MANAGEMENT, LLC, the Director

By:   /s/ Stephen A. Kaplan

Name: Stephen A. Kaplan

Title: Principal

By:   /s/ Emily Alexander

Name: Emily Alexander

Title: Vice President, Legal

ALLIANCE-MTS CO-INVESTORS I, LLC

By:	MTS HEALTH INVESTORS II GP, LLC,

its General Partner

By:	MTS HEALTH INVESTORS II GP HOLDINGS, LLC, the Class A Member

By:    /s/ Curtis Lane

Name: Curtis S. Lane

Title: Senior Managing Director

ALLIANCE-MTS CO-INVESTORS II, LLC

By:	MTS HEALTH INVESTORS II GP,

LLC, its General Partner

By:	MTS HEALTH INVESTORS II GP

HOLDINGS, LLC, the Class A Member

By:   /s/ Curtis Lane

Name: Curtis S. Lane

Title: Senior Managing Director

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned acknowledges and agrees that the foregoing Statement on Schedule 13D/A is filed on behalf of the undersigned. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of May 3, 2007.

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.

By:	OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P., its General Partner

By: OCM Principal Opportunities Fund IV GP LTD., its General Partner

By:	OAKTREE CAPITAL MANAGEMENT, LLC, the Director

By:    /s/ Stephen A. Kaplan

Name: Stephen A. Kaplan

Title: Principal

By:    /s/ Emily Alexander

Name: Emily Alexander

Title: Vice President, Legal

OCM PRINCIPAL OPPORTUNITIES FUND IV GP,

L.P.

By:	OCM Principal Opportunities Fund IV GP LTD., its General Partner
By:	OAKTREE CAPITAL MANAGEMENT, LLC, the Director

By:    /s/ Stephen A. Kaplan

Name: Stephen A. Kaplan

Title: Principal

By:   /s/ Emily Alexander

Name: Emily Alexander

Title: Vice President, Legal

OCM PRINCIPAL OPPORTUNITIES FUND IV GP

LTD.

By:	OAKTREE CAPITAL MANAGEMENT, LLC, the Director

By:    /s/ Stephen A. Kaplan

Name: Stephen A. Kaplan

Title: Principal

By:   /s/ Emily Alexander

Name: Emily Alexander

Title: Vice President, Legal

OAKTREE CAPITAL MANAGEMENT, LLC

By:    /s/ Stephen A. Kaplan

Name: Stephen A. Kaplan

Title: Principal

By:    /s/ Emily Alexander

Name: Emily Alexander

Title: Vice President, Legal

MTS HEALTH INVESTORS II, L.P.

By:	MTS HEALTH INVESTORS II GP, LLC,

its General Partner

By:	MTS HEALTH INVESTORS II GP HOLDINGS, LLC, the Class A Member

By:    /s/ Curtis Lane

Name: Curtis S. Lane

Title: Senior Managing Director

MTS HEALTH INVESTORS II GP, LLC

By:	MTS HEALTH INVESTORS II GP HOLDINGS, LLC, the Class A Member

By:    /s/ Curtis Lane

Name: Curtis S. Lane

Title: Senior Managing Director

MTS HEALTH INVESTORS II GP HOLDINGS, LLC

By:	/s/ Curtis Lane

Name: Curtis S. Lane

Title: Senior Managing Director

ALLIANCE-OAKTREE CO- INVESTORS, LLC

By:	OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P., its Managing Member
By:	OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD., its General Partner
By:	OAKTREE CAPITAL MANAGEMENT, LLC, the Director

By:  /s/ Stephen A. Kaplan

Name: Stephen A. Kaplan

Title: Principal

By:   /s/ Emily Alexander

Name: Emily Alexander

Title: Vice President, Legal

ALLIANCE-MTS CO-INVESTORS I, LLC

By:	MTS HEALTH INVESTORS II GP, LLC,

its General Partner

By:	MTS HEALTH INVESTORS II GP HOLDINGS, LLC, the Class A Member

By:	/s/ Curtis Lane

Name: Curtis S. Lane

Title: Senior Managing Director

ALLIANCE-MTS CO-INVESTORS II, LLC

By:	MTS HEALTH INVESTORS II GP, LLC,

its General Partner

By:	MTS HEALTH INVESTORS II GP

HOLDINGS, LLC, the Class A Member

By:	/s/ Curtis Lane

Name: Curtis S. Lane

Title: Senior Managing Director